Mail Stop 4561

January 22, 2009

Mr. Boland T. Jones
Chief Executive Officer
Premiere Global Services, Inc.
3280 Peachtree Road, N.W.
Terminus Building Suite 100
Atlanta, Georgia 30305

> **Re:** **Premiere Global Services, Inc.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2007**
> **Filed October 10, 2008**
> **File No. 0-27778**

Dear Mr. Jones:

We have reviewed your response letter dated December 10, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 25, 2008.

Form 10-K/A for the Fiscal Year Ended December 31, 2007

Item 1. Business, page 1

1.   Your response to comment 1 from our letter dated November 25, 2008 states that the JAAG group is an advisory and consulting firm that you do not consider to be an "expert" as contemplated under Section 7(a) of the Securities Act; and that the market survey produced by this firm at your bequest was neither a "report" nor an "opinion" under Rule 436 of the Securities Act. However, considering that you employed the JAAG Group to conduct this market survey, and because you included the information from this report on page 2 of your Form 10-K/A for the Fiscal Year Ended December 31, 2007, the JAAG Group appears to be a person whose profession gives authority to a statement made by it, and the work product of the JAAG Group appears to be a "report" or "opinion" under Rule 436 of the

Securities Act. Accordingly, please either file the written consent of the JAAG Group for use of this information, or if the JAAG Group is not such a person whose profession gives authority to a statement made by it, please delete the reference to the third party and adopt the conclusion as your own.

Exhibits 31 and 32 Certifications

2.   We have reviewed your response to comment 13. Your response does not appear to provide a basis for submitting a certification under Item 601(b)(31)(i) of Regulation S-K that predates the final materials to which the certification relates. Please amend your annual report in full, attaching new certifications dated subsequent to the date of the audit report. Please also confirm that you will follow a similar procedure in future filings.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Staff Attorney, at (202) 551-3271 or, in his absence, Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3226.

Sincerely,

Craig D. Wilson
Sr. Asst. Chief Accountant